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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28549

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **UVEST Financial Services Group, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 S. College Street, 21st Floor
(No. and Street)

Charlotte	NC	28202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 28 2005 PROCESSING SECTION 179 WASH, D.C.

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton, LLP
(Name – *if individual, state last, first, middle name*)

201 S. College Street, Suite 2500	Charlotte	NC	28244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, **John H. Robison, Jr.**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **UVEST Financial Services Group, Inc.**, as of **December 31**, 20 **04**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman & CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UVEST Financial Services Group, Inc.

Table of Contents

Grant Thornton

Accountants and Business Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of
UVEST Financial Services Group, Inc.:

We have audited the accompanying statement of financial condition of **UVEST Financial Services Group, Inc.** (the Company) (a North Carolina corporation) as of December 31, 2004, and the related statements of income, changes in shareholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and the schedules referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of UVEST Financial Services Group, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

201 S. College Street
Suite 2500
Charlotte, NC 28244
T 704.632.3500
F 704.334.7701
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Charlotte, North Carolina
February 4, 2005

UVEST Financial Services Group, Inc.

Statement of Financial Condition
As of December 31, 2004

Assets	
Cash and cash equivalents	$ 9,500,975
Receivables	1,491,194
Furniture and equipment, net of accumulated depreciation of $1,263,921 (Note A)	848,569
Other assets (Note A)	539,102
	$12,379,840

Liabilities and Shareholders' Equity	
Liabilities:	
Commissions payable	$ 5,073,972
Accounts payable	223,574
Capital lease obligation (Note C)	100,700
Other accrued expenses (Note H)	2,246,951
Total liabilities	7,645,197
Commitments and contingencies (Note C)	
Shareholders' equity (Note B):	
Class A voting common stock (1,200,000 shares authorized, 858,650 shares issued and outstanding)	8,587
Additional paid-in capital	205,064
Retained earnings	4,520,992
Total shareholders' equity	4,734,643
	$12,379,840

The accompanying notes are an integral part of this financial statement.

UVEST Financial Services Group, Inc.

Statement of Income
For the Year Ended December 31, 2004

Trading income:	
Commissions revenue	$83,427,002
Less - Clearing charges	(1,767,624)
Net trading income	81,659,378
Other income	6,620,236
	88,279,614
Expenses:	
Commissions	66,259,212
Salaries and wages	8,648,598
Employee benefits	1,289,513
Travel and lodging	1,124,868
Insurance	124,434
Payroll taxes	685,628
Professional services	688,887
Rent	348,599
Supplies	250,328
Postage	316,854
Exchange fees	237,769
Telephone	205,107
Equipment	96,657
Training	157,703
Depreciation and amortization	375,875
Business development	108,481
Advertising	194,848
Regulatory fees	204,496
Recruiting	89,425
Internet	38,276
Licensing and registration fees	97,795
Business continuity	89,736
Subscriptions and publications	43,731
Other	779,257
Net income	$ 5,823,537
Net income per common share	$ 6.78

The accompanying notes are an integral part of this financial statement.

UVEST Financial Services Group, Inc.

Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2004

	Class A Voting Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2003	$8,587	$205,064	$4,316,782	$4,530,433
Net income	0	0	5,823,537	5,823,537
Distributions to shareholders	0	0	(5,619,327)	(5,619,327)
Balance, December 31, 2004	$8,587	$205,064	$4,520,992	$4,734,643

The accompanying notes are an integral part of this financial statement.

UVEST Financial Services Group, Inc.

Statement of Cash Flows
For the Year Ended December 31, 2004

Cash flows from operating activities:	
Net income	$ 5,823,537
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	375,875
Loss on disposal of furniture and equipment	744
Deferred rent	208,521
Changes in assets and liabilities:	
Receivables	(1,125,936)
Other assets	(185,238)
Commissions payable	336,877
Accounts payable	54,950
Other accrued expenses	277,153
Net cash provided by operating activities	5,766,483
Cash flows from investing activities – Purchases of furniture and equipment	(610,566)
Cash flows from financing activities:	
Principal payments on capital lease obligation	(86,151)
Distributions to shareholders	(5,619,329)
Net cash used in operating activities	(5,705,480)
Net decrease in cash	(549,563)
Cash and cash equivalents, beginning of year	10,050,538
Cash and cash equivalents, end of year	$ 9,500,975

The accompanying notes are an integral part of this financial statement.

Note A - Organization and Summary of Significant Accounting Policies

Nature of Business

UVEST Financial Services Group, Inc., a North Carolina corporation (UVEST or the Company), is a registered broker-dealer that provides full-service and discount brokerage services to customers referred to the Company through arrangements with financial institutions located throughout the United States of America.

Revenue Recognition

The Company is a noncarrying, nonclearing broker-dealer. Commission revenue and the related clearing charges are recorded on the trade-date basis.

Other Income

Included as other income are revenues received from other products and services sold through the Company's arrangements with financial institutions.

Cash and Cash Equivalents

Short-term investments with maturities of three months or less are considered cash equivalents. The Company's cash balances generally exceed FDIC insurance levels.

Receivables

Receivables include approximately $501,000 due from certain product partners.

Furniture and Equipment

Furniture and equipment is stated at cost and depreciated over its estimated useful life of three to ten years using principally an accelerated method. Additions to furniture and equipment and major improvements or replacements are capitalized. Maintenance and repair costs, which do not improve or extend the useful lives of fixed assets, are charged to expense when incurred. The Company holds capital leases for furniture and equipment, the book value of which totaled approximately $98,000 at December 31, 2004.

Other Assets

Other assets include approximately $31,000 as of December 31, 2004, in receivables from employees related to the excess of cumulative premiums paid over the cash surrender values of split dollar life insurance policies. In accordance with the terms of contracts with the employees, all premiums paid by the Company are to be reimbursed by the employees in the event of the death of the employee or termination of the policies. The receivables are secured by employees' assignments of the policies to the Company.

Also included in other assets is approximately $307,000 in prepaid expenses.

Income Taxes

The Company has elected to be treated as an S Corporation for federal and state income tax purposes. As such, shareholders of the Company will report all income or losses of the Company on their individual tax returns. Accordingly, the Company does not provide for income taxes or tax liabilities in its financial statements.

Earnings Per Share Data

For the year ended December 31, 2004, the Company did not have any common stock equivalents. As such, earnings per share are computed based on weighted average common shares outstanding of 858,650.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Impairment of Long-lived Assets

The Company accounts for the impairment and disposition of long-lived assets in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets" (SFAS No. 144). In accordance with SFAS No. 144, long-lived assets to be held, and intangible assets with definite lives, are reviewed for events or changes in circumstances that indicate that their carrying value may not be recoverable. The Company periodically reviews the carrying value of long-lived assets to determine whether or not an impairment to such value has occurred by assessing their net realizable values based on estimated undiscounted cash flows over the remaining useful lives. The Company believes that no impairment exists as of December 31, 2004.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising costs were approximately $195,000 for the year ended December 31, 2004.

Note B - Shareholders' Equity

The Class A voting common stock has par value of $0.01 per share. As of December 31, 2004, 1,200,000 shares were authorized and 858,650 were issued and outstanding.

Note C - Commitments and Contingencies

Leases

The Company leases office space, recording, computer and other equipment under noncancelable operating and capital leases that expire through 2010. Expense relating to these leases amounted to approximately $360,000 in the year ended December 31, 2004. The Company's lease for office space includes an escalation clause and a five-year renewal option at the end of 2010.

Minimum payments, by year and in the aggregate, as of December 31, 2004, were as follows:

Year-end December 31	Operating Leases	Capital Leases	Total
2005	$ 405,372	$ 81,404	$ 486,776
2006	416,010	13,894	429,904
2007	424,124	9,973	434,097
2008	423,551	0	423,551
2009	431,161	0	431,161
Thereafter	443,018	0	443,018
Total payments	2,543,236	105,271	2,648,507
Less – Interest	0	4,571	4,571
Total minimum lease payments	$2,543,236	$100,700	$2,643,936

Litigation

The Company is involved in certain litigation arising in the normal course of business. Management's opinion is that the resolution of such litigation will not have a material adverse effect on the Company's financial condition.

Commissions from Insurance Products

Included in commissions revenue is approximately $2,309,000 in commissions received from the sale of insurance products. Per agreements established with the insurance providers, the Company is required to refund commissions received in the event of discontinued premium payments by the insured or in the event the insurance provider returns premiums. Management believes that, should these events occur, the effects on the financial statements would be immaterial.

Note D - Deferred Consulting Agreement

In April 1992, the Company entered into a consulting and deferred compensation agreement with its Chairman. The agreement provides for monthly payments of approximately $8,000 to begin when the Chairman retires from his full-time position and begins providing business counsel and consulting services to the Company. During 2004, the Chairman elected to retire from his full-time position and begin providing the related business counsel and consulting services. It is assumed that the compensation called for by this agreement represents the fair market value of the services being provided. Such payments will continue until the Chairman's death or the death of his surviving spouse. If the spouse does not survive the Chairman, the Company's obligations will cease upon his death. At December 31, 2004, approximately $190,000 had been accrued relating to this contingent liability.

Note E - Benefit Plans

The UVEST Retirement Plan (the Plan), which is available to qualified employees of the Company, is a defined contribution plan and provides for matching contributions at the discretion of the Company. Contributions for the current year totaled approximately $115,000.

The Management Stock Bonus Plan (the MSB Plan) has been established to compensate members of management and offer them an incentive to continue to use their best efforts on behalf of the Company. The MSB Plan provides participants the opportunity to purchase available shares of the Company's stock at the book value of common shareholders' equity as of the previous fiscal year-end. Shares are made available for purchase under the MSB Plan at the discretion of the Board of Directors. Sale, transfer or other exchange of shares issued under the MSB Plan is restricted for five years after the date of issuance, with the restriction reduced on each anniversary date of issuance by 20%. During the year ended December 31, 2004, no shares were made available or issued under the MSB Plan.

The UVEST Financial Services Group, Inc. Phantom Stock Plan (the Phantom Stock Plan) has been established to compensate members of management and offer them an incentive to continue to use their best efforts on behalf of the Company. Under the Phantom Stock Plan, participants may be awarded phantom stock units, which the Company values using a formula based on revenue and net income. Participants may eventually receive cash payments in the amount by which the value of the units at the maturity date exceeds the initial value at the time the units were awarded. The maturity date for each phantom stock unit granted is ten years from the issuance date with a five-year vesting period.

The Company accounts for the Phantom Stock Plan grants in accordance with FASB Interpretation No. (FIN) 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans," which requires interim recognition of the amount of compensation inherent in each grant. For the year ended December 31, 2004, the Company recognized related compensation expense in the amount of approximately $128,000.

Note F - Related-party Transactions

The Company has agreed to provide accounting, payroll processing, computer support and rent for UVEST Mortgage Services, LLC, a related party through common ownership. As of December 31, 2004, approximately $358,000 was due to the Company from UVEST Mortgage Services, LLC.

Note G - Securities and Exchange Commission Matters

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's (SEC's) Uniform Net Capital Rule 15c3-1 (the Rule) which requires the maintenance of minimum net capital, as defined, of $250,000 or 6-2/3% of aggregate indebtedness, as defined, whichever is greater. The Company has elected to compute its net capital requirements in accordance with the aggregate indebtedness method. Under this method, the ratio of aggregate indebtedness to net capital, as defined by the rule, shall not exceed 15 to 1. At December 31, 2004, the Company's net capital, as defined, was $2,065,645, which was $1,555,966 in excess of the minimum net capital required. The ratio of aggregate indebtedness to net capital was 3.70 to 1.

Reserve Requirements

The Company is exempt from the SEC's Rule 15c3-3, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k)(2)(ii) of that rule. The Company does not hold customer cash or securities, and the Company does not have balances that would be included in the reserve computation.

Aggregate Indebtedness

As of December 31, 2004, the Company's total aggregate indebtedness, as defined by the Rule, amounted to $7,645,197.

Note H – Subsequent Event

Lease Termination and Renewal

During January 2005, the Company terminated and renegotiated its lease with its landlord for office space. Under the new lease agreement, the Company's lease for office space expires in 2013. In connection with the new lease, the Company received approximately $250,000 in lease incentives from a previous occupant in December 2004. This amount has been recorded as deferred rent and is included in other accrued expenses in the accompanying statement of financial condition.

UVEST Financial Services Group, Inc.

Schedule I - Financial and Operational Combined
Uniform Single Report Part IIA
As of December 31, 2004

Broker or Dealer – UVEST Financial Services Group, Inc. as of December 31, 2004

Computation of Net Capital

Total ownership equity from statement of financial condition		$4,734,643
Deduct ownership equity not allowable for Net Capital		
Total ownership equity qualified for Net Capital		4,734,643
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		
B. Other (deductions) or allowable credits		
5. Total capital and allowable subordinated liabilities		
6. Deductions and/or charges:		
A. Total nonallowable assets from Statement of Financial Condition	2,769,698	
B. Secured demand note deficiency		
C. Commodity futures contracts and spot commodities – Proprietary capital charges		
D. Other deductions and/or charges		
E. Total deductions and/or charges		(2,769,698)
7. Other additions and/or allowable credits – Capital lease obligation		100,700
8. Net capital before haircuts on securities positions		2,065,645
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):		
A. Contractual securities commitments		
B. Subordinated securities borrowings		
C. Trading and investment securities:		
1. Exempted securities		
2. Debt securities		
3. Options		
4. Other securities		
D. Undue concentration		
E. Other		
10. Net capital		$2,065,645

(Continued)

UVEST Financial Services Group, Inc.

Schedule I - Financial and Operational Combined
Uniform Single Report Part IIA
As of December 31, 2004

Broker or Dealer – UVEST Financial Services Group, Inc. as of December 31, 2004

Computation of Basic Net Capital Requirement

11. Minimum net capital required (6-2/3% of line 19)		509,679
12. Minimum dollar net capital requirement of reporting broker or dealer		250,000
13. Net capital requirement (greater of line 11 or 12)		509,679
14. Excess net capital (line 10 less 13)		1,555,966
15. Excess net capital of 1000% (line 10 less 10% of line 19)		1,301,125
16. Total aggregate indebtedness liabilities	7,645,197	
17. Add:		
A. Drafts for immediate credit		
B. Market value of securities borrowed for which no equivalent value is paid or credited		
C. Other unrecorded amounts		
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts		
19. Total aggregate indebtedness		$7,645,197
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)		370%

Note: There is no material difference between the computation of net capital in this schedule and that included on the Company's unaudited Form X-17A-5 Part IIA filing as of December 31, 2004.

UVEST Financial Services Group, Inc.

Schedule III - Computation of Net Capital
Non-Allowable Assets Supporting Schedule
December 31, 2004

Description	Allowable Assets	Nonallowable Assets	Total
Cash and cash equivalents	$9,500,975	$ 0	$ 9,500,975
Receivables	0	1,491,194	1,491,194
Furniture and equipment, net of accumulated depreciation	0	848,569	848,569
Other assets	109,167	429,935	539,102
Total	$9,610,142	$2,769,698	$12,379,840

Grant Thornton

Accountants and Business Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL

To the Board of Directors of
UVEST Financial Services Group, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of **UVEST Financial Services Group, Inc.** (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications and comparisons

(2) Recordation of differences required by Rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

201 S. College Street
Suite 2500
Charlotte, NC 28244
T 704.632.3500
F 704.334.7701
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Charlotte, North Carolina
February 4, 2005